

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2015

VIA E-MAIL
Mr. Keith A. Cline
Executive Vice President and Chief Financial Officer
La Quinta Holdings, Inc.
909 Hidden Ridge, Suite 600
Irving, Texas 75038

  Re: **La Quinta Holdings, Inc.**
    Form 10-K for the year ended December 31, 2014
    Filed on February 25, 2015
    File No. 001-36412

Dear Mr. Keith A. Cline:

  We have completed our review of your filing[s]. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing[s] and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing[s] to be certain that the filing[s] include[s] the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/ Kevin Woody

             Kevin R. Woody
             Branch Chief